82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030503

REGISTRANT'S NAME AfriCan Marine Minerals

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL P

FILE NO. 82- 3329 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/7/02

SEC RULE 12g3-2(b) Exemption
File 82-3329

Afri-Can Marine Minerals Corporation

ANNUAL REPORT



2001

Corporate profile

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in deep water near the mouth of the Orange River and in shallow water, north of Luderitz. The aim of the corporation is to develop and exploit a world class diamond resource.



***mv* Douglas Bay marine vessel**
Photography courtesy of De Beers Marine (Pty) Limited

Front cover: **Namibian marine diamonds**
Photography courtesy of De Beers Marine (Pty) Limited

2001 Highlights

- Successfully raised CDN$ 2.5 million during the fiscal year
- Completion of Block B's geophysical survey and identification of prospective features for diamonds
- Completion of Block J's geophysical survey and identification of prospective features for diamonds

Subsequent events:

- Interest in Block J increased to 40%
- Initial sampling program of Block J begins by contracting the *mv* Douglas Bay Marine Vessel, belonging to De Beers Marine (Pty) Limited



Table of Contents

Report to our Shareholders

During 2001 Afri-Can fulfilled one of its primary objectives set out in the annual report to shareholders last year. The prospecting surveys of targeted areas on marine concessions Blocks B and J in Namibia have delineated an important number of features that meet the models of existing diamond bearing entrapments mined elsewhere along the Namibian coast.

The implementation of Afri-Can's business strategy has placed the Company among the active participants in the quest for diamonds in Namibia's largely untapped offshore areas where, for the first time, marine diamond production has exceeded traditional onshore diamond production. Afri-Can is now one of the largest marine concession holders in Namibia with interests in 28 concessions totaling 26,500 square kilometers. The Company believes firmly that its concessions offer excellent potential for new discoveries and value enhancement.

During 2000 and 2001, the Company conducted successful geophysical surveys on its Block B and J concessions where numerous prospective features with the potential for diamond entrapments have been identified. The encouraging results obtained during this year's prospecting surveys have led Afri-Can to proceed with initial sampling programs in both concessions, one of which has commenced in November 2001. In the two concessions, a total of 34 prospective features representing a variety of depositional environments, will be sampled. Since it is designed to prove the presence of diamonds, this phase could prove to be one of the most interesting and rewarding in Afri-Can's development to date.

Block B and J lie to the north of the known rich diamondiferous deposits currently being mined by Diamond Fields International and Namibian Minerals Corporation (Namco), where a resource of 4,250,000 carats has been estimated in the region between Halifax and Mercury Islands.

Despite the far from buoyant investment environment for exploration companies, Afri-Can successfully raised CDN $2.5 million in equity during the year, which enabled it to continue its exploration and development efforts in Namibia. The strong cooperation of our Namibian partners and government authorities has enabled Afri-Can to continue investing cautiously in order to consolidate its position in Namibia and build greater value for its shareholders.

In conclusion, this year saw the culmination of our efforts to transform the company from a concession holder into an active participant in the Namibian offshore diamond business and our future looks more promising than ever in the Company's history. The accomplishments of this past year could not have been achieved without the dedication and commitment of our management, consultants and Board of Directors. We are especially appreciative of the valuable contributions and assistance of our Namibian partners and the government authorities.

Most importantly, we would like to extend our gratitude to our loyal shareholders for their ongoing support. With them, we look forward to an exciting and rewarding new year as we strive to achieve our goals.

Pierre Léveillé
President & CEO

Chris I. von Christierson
Chairman

The Oryx is Namibia's national emblem



Republic of Namibia



The diamond mining industry plays a vital role for the country, as it contributes US$400 million per year to the economy. Annual production of gem quality diamonds averages 1.5 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality. Their average price on the market is US$276 per carat. Production levels of marine diamonds have now surpassed those obtained by traditional land-based methods. They now represent 60% of total diamond output in the country. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resources exceeding 2 billion carats. (Data for year 2000)

◁ *Windhoek, Namibia*

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since it obtained its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Its constitution provides a duly elected multi-party political system, an independent legal system and protection of human rights and civil liberties. The Namibian government's policies have been designed to promote foreign investment in mining and mineral exploration for diamonds and other resources. The mining industry is regulated by laws that insure the security of tenure and offer protection from expropriation and the repatriation of profits.


Highest Quality Diamonds
Botswana
South Africa
Canada
Angola
Namibia
$0
$50
$100
$150
$200
$250
$300
Price in $ US/ct

Data source: Terraconsult



Afri-Can's marine diamond concessions


AFRI-CAN MARINE
NAMIBIAN CONCESSIONS
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO EPL AREAS
DIAMOND FIELDS EPL AREAS
TRANSHEX (BENCO) EPL AREAS
0
100 km
Conception Bay
Meobbaai
Sossusvlei
Tsauchab River
Black Rock
Saddle-Hill
Hottentot Bay
Marshall Rocks
LUDERITZ
Elizabeth Bay
NAMIBIA
Chamais Bay
ORANJEMUND
Alexander Bay
SOUTH AFRICA
NAMIBIA
SOUTH AFRICA

AFRI-CAN'S NORTHERN CONCESSIONS

Afri-Can's northern concessions (Blocks J, K, M, N and B), which incorporate its shallow targets, are adjacent to a region where the estimated inferred diamond resources exceed 4.25 million carats. These concessions represent Afri-Can's near-term production potential.

During the year, Afri-Can conducted successful detailed geophysical surveys on both Blocks J and B and is planning initial reconnaissance sampling programs to prove the presence of diamonds. The Company has the option to earn a controlling position in three other adjacent concessions:

Block N: option and joint venture agreement with Karas Mineral Holding (Pty) Ltd. to earn up to a 55% undivided interest in a 905 square kilometer concession.

Block M: option and joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd. to earn up to a 55% undivided interest in a 1,000 square kilometer concession.

Block K (EPL 2500): option and joint venture agreement with Tsondab Gem Exploration (Pty) Ltd. to earn up to a 70% undivided interest in a 995 square kilometre concession.

BLOCK J (WODUNA CONCESSION)

Afri-Can has an undivided 40% interest in the Block J concession (EPL 2499) located off the coast of Namibia, 105 kilometers north of Luderitz. Under the option and joint venture agreement entered with Woduna Mining Holding (Pty) Ltd., Afri-Can has the option to increase its interest by an additional 30% by making three equal semi-annual cash payments of N$825,000 (CDN$140,000). Afri-Can is the operator of the joint venture.

Block J covers an area of 994 square kilometers and occupies a part of the continental shelf in water depths ranging from approximately 70 to 170 meters. It is located 10 kilometers west of Namibian Minerals Corporation's (Namco) mining license 36 and is bordered to the south by Namco's property EPL 1950, which has a reported diamond resource of 653,000 carats.

Afri-Can acquired in 2000 the data of a regional geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. in 1998 on its Block J concession. Marine & Coastal had collected approximately 1,000 line-kilometers of geophysical data. Interpretation and processing of the geophysical data revealed that the eastern shallow portion of the concession, covering close to 150 square kilometers, is characterized by a thin covering of sediment and exposed bedrock outcrops. Furthermore, the data also suggested possible diamond trap sites such as south-facing bays, gullies, channels and rock outcrops.

In January 2001, Afri-Can proceeded with a detailed geophysical survey on the shallow portion of the concession area. The selected area extends over the inner shelf and inner shelf slope in water depths ranging from 70 to 125 meters. Marine & Coastal collected 910 line-kilometers of high-resolution geophysical data which included bathymety, sidescan sonar and sub-bottom profiling.

Afri-Can's marine diamond concessions

Following completion of the geophysical survey, the data collected was processed using sophisticated computer programs to produce 3D geological maps of the ocean floor. Interpretation of the data by Marine & Coastal identified 17 prospective features present in eight major geomorphological features having the potential for diamond entrapment.

The recognized features represent a variety of depositional environments in water depths ranging from 75 to 110 meters. The embayments, reefs and channel depressions identified on the concession, formed during sea level regressions, would have acted as impediments to sediment movement in the surf zone. Several of the embayments show remnants of a paleo-strandline with a possible beach dune deposit suited for the formation of beach placer deposits. The numerous reefs and headlands on Block J indicate that these areas may contain diamondiferous deposits. Such areas formed islands during sea level regressions and, along the coastline, their peripheries typically contain diamondiferous gravels. Some of the reefs have extensive north-south trending dentritic channel systems and gully features that could be conductive to the entrapment of diamonds being moved northwards. The geophysical survey also indicated that most of the sediment cover is less than five meters in thickness, which will facilitate further sampling work.

Based on the encouraging results from the detailed survey, Afri-Can proceeded with a three-phase prospecting sampling program to prove the existence of diamonds and delineate mineral resources. Subsequent to the year end, Afri-Can has commenced in mid-November 2001 the first phase of initial sampling by contracting De Beers Marine (Pty) Limited to undertake the work. The initial sampling program consists of 29 anchor spreads displayed over the 17 target features. The company intends to collect a minimum of 250 samples over the targeted areas with an average of 12 samples per spread.

Afri-Can will proceed with a second phase of follow-up sampling and a third phase of evaluation sampling if positive results are obtained from the initial reconnaissance sampling program.

TOGETHER QUANDO (BLOCK B CONCESSION)

Afri-Can Marine signed an option and joint venture agreement with Together Quando Mining Consortium (Pty) Ltd. to earn up to a 80% undivided interest in the Block B concession, located 151 to 193 kilometers north of Luderitz. Afri-Can is the operator of the joint venture.

The Block B concession covers an area of 269 square kilometers with water depths ranging from the surf zone to rapproximately 45 meters. It extends 43 kilometers in a north-south direction and 5 to 8 kilometers in an east-west direction. It is located 20 kilometers to the north east of Block J.


Meobbaai
Sossusvlei
Tsauchab River
Block K
Block B
Block N
Woduna Target Area
Block J
Block M
LUDERITZ
NORTHERN CONCESSIONS
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO EPL AREAS
Published resources > 3,670,000 cts
Production > 250,000 cts
DIAMOND FIELDS EPL AREA
Published resources > 1,675,000 cts
TRANSHEX (BENCO) EPL AREAS
N
W
E
S

AFRI-CAN'S MARINE DIAMOND CONCESSIONS

In December 2000, Afri-Can contracted Marine & Coastal Geoscience (Pty) Ltd. of South Africa to conduct an aerial survey and a marine geophysical survey of Block B. During that month, Marine & Coastal collected 830 line-kilometers of high-resolution geophysical data. The interpretation of the bathymetric, seismic and sonographic data returned positive results outlining at least 17 sites, present in six areas, with potential for diamond entrapment.

Following these encouraging results, Afri-Can is planning a prospective sampling program to identify diamond resource areas for further development. The program will be implemented in three phases: initial sampling, follow-up sampling and mine evaluation sampling.



NAMIBIAN GEMSTONES

AFRI-CAN'S SOUTHERN CONCESSIONS

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint venture between the Namibian government and De Beers Marine (Pty) Limited) rich concession areas with a recent inferred marine diamond resource estimate of 8 million carats. This block represents Afri-Can's longer-term project area with the largest potential for diamondiferous deposits.


SOUTHERN CONCESSIONS
LUDERITZ
AFRI-CAN MARINE EPL AREAS
NAMDEB EPL & ML AREAS
Published resource > 8 million cts
Production > 600,000 cts per year
NAMCO ML AREAS
Published resource > 200,000 cts
DIAMOND FIELDS EPL AREAS
ORANGE RIVER
NAMIBIA
SOUTH AFRICA
NAMIBIAN GEMSTONES

Afri-Can Marine Minerals Corp. has an undivided 60% interest in the Namibian Gemstones concession. Under an option and joint venture agreement entered with Namibian Gemstone Mining Corporation (Pty) Limited, Afri-Can may increase its interest up to 80%. Afri-Can is the operator of the joint venture.

The Namibian Gemstones concession covers 23,000 square kilometers in water depths ranging from 168 meters to over 500 meters. The block starts on the Namibian-South African border and extends northwards along the outer edge of the continental shelf and on the continental slope. The southern part of the concession is opposite of the mouth of the Orange river, while the eastern margin of the concession is near the western border of Namdeb's concessions operated by De Beers Marine (Pty) Limited., who recovered over 600,000 carats in 2000.

An initial geophysical survey was conducted in 1999 over the shallower eastern part of the concession (41%), allowing Afri-Can to collect over 6,000 line-kilometers of data. The survey identified large areas of eroded bedrock and abundant features typical of areas where diamonds are concentrated elsewhere in the Namibian marine zone. An area of approximately 1,900 square kilometers, 20% of the area surveyed, indicated exposed rocky areas or rocks covered by a veneer of unconsolidated sediments. Evidence of erosional activity in the form of paleo channels, old marine terraces and incised gullies were observed. These features are known to contain diamond concentrations elsewhere on the Namibian offshore zone.

Based on these results, the Company is planning a grab sampling program on this 1,900 square kilometers target area. The sampling will allow the identification of terrigenous assemblages that could be associated with diamondiferous deposits. Following the sampling program, a detailed geophysical survey will be conducted on several priority areas in order to estimate the size of the potential resource.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest area off the coast of Namibia.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. This financial information was prepared in accordance with generally accepted Canadian accounting principles. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars.

Results of operations

For the fiscal year ended August 31, 2001, the Corporation incurred a net loss of $3,185,550 ($0.06 per share) compared to a net loss of $424,503 ($0.01 per share) for fiscal 2000. During 2001, Afri-Can recorded a non-recurring loss of $2,579,782 ($0.05 per share) from the write down of the Kade concession investment in Ghana.

General operating expenses during fiscal 2001 were $659,998 compared to $590,173 in 2000. Cost control enabled the Corporation to decrease its salaries and professional fees by 27% ($213,651 for fiscal 2001 versus $293,124 for fiscal 2000) and decrease the cost of disseminating information to shareholders and public relations by 7% ($133,720 for fiscal 2001 versus $143,361 for fiscal 2000). Office expenses, depreciation costs, interest and bank charges increased by 19% during the year ($120,479 for fiscal 2001 versus $100,817 for fiscal 2000), as the Corporation recorded an increase in its worldwide activities. Finally, corporate travel costs increased by 263% during the period ($192,148 for fiscal 2001 versus $52,871 for fiscal 2000) as senior management were involved in the planning and implementation of a geophysical survey as well as in international private placement financing, both of them requiring additional travel.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties and deferred exploration and development expenses during the fourth quarter of each fiscal year. The Corporation has concluded that no adjustments to the carrying value of its Namibian assets are required. Afri-Can did write down $504,392 of acquisition costs and $2,075,390 of carrying value of the deferred exploration and development expenses related to the Kade concession in Ghana. The concession, encompassing 49 square kilometers and located in the eastern region of Ghana, has not been actively explored since 1996.

Mining Properties

In accordance with its goal to find and develop world-class marine diamond resources and to control the largest marine exploration license area off the coast of Namibia, the Corporation has invested over $125,601 to increase its portfolio of marine concessions in Namibia.

The mining properties are valued at $5,856,026 as of August 31, 2001 ($6,234,817 as of August 31, 2000). The Corporation's major assets are its 60% interest in the Namibian Gemstones EPL concessions joint venture (valued at $5,235,181 as of August 31, 2001); its 30% interest in the Woduna Block J joint venture (valued at $372,408 as of August 31, 2001); its 30% interest in the Together Quando Block B joint venture (valued at $160,705 as of August 31, 2001); and its 30% interest in the Karas Block N joint venture (valued at $57,080 as of August 31, 2001).



MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration and development programs

Fiscal 2001 saw Afri-Can invest $1,104,265 in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished was the completion of regional marine delineation geophysical surveys on Blocks J and B license areas that identified numerous prospective diamond entrapment areas.

These funds were invested as follows: $225,694 on the Namibian Gemstones joint venture for a total exploration and development investment and carrying value of $2,473,708 as of August 31, 2001; $364,073 on the Woduna Block J joint venture for a total exploration and development investment and carrying value of $626,503 as of August 31, 2001; $342,857 on the Together Quando Block B joint venture for a total exploration and development investment and carrying value of $361,127 as of August 31, 2001; and $80,970 on the maintenance cost related to our other Namibian joint ventures giving these ventures a carrying value of $127,928 as of August 31, 2001.

Financing and capital position

The number of Afri-Can common shares increased from 42,922,900 (valued at $21,224,971) at the beginning of fiscal 2001 to 55,422,902 (valued at $23,941,861), representing $2,716,890 of net equity financing. During fiscal 2001, the Corporation completed private placements resulting in the issuance of 11,574,287 common shares in exchange for $2,568,520 in cash, issued 120,000 shares to increase the Corporation's property holdings and issued 805,715 common shares in exchange of a $282,000 convertible promissory note. As of August 31, 2001, the Corporation had $678,429 in its treasury.

Risk factors

All of the resource properties in which the Corporation has joint venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk.

The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing.

Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.



Bernard J. Tourillon, MBA
Executive Vice-President and CFO

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Euan A. Worthington
Vice President, Corporate Development

Marcel Drapeau *
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

Anthony H. Bloom
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com



Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: CDNX
Shares Oustanding: 56,228,706
Fully Diluted: 70,107,264
SEC 12g3-2(b) exemption: file number 82-3329

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Afri-Can Marine Minerals Corporation as at August 31, 2001 and the consolidated statements of deferred expenses, operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at August 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for 2000 were audited by another firm of chartered accountants.

KPMG

KPMG LLP
Chartered Accountants

October 12, 2001

CONSOLIDATED BALANCE SHEET

August 31, 2001, with comparative figures for 2000	2001	2000
	$	$
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	480,277	161,267
Short-term investments	198,152	-
Accounts receivable	56,430	20,646
Prepaid expenses	13,162	1,415
	748,021	183,328
FIXED ASSETS (note 2)	51,713	41,837
MINING PROPERTIES (note 3)	5,856,026	6,234,817
DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (note 4)	3,589,266	4,560,391
	10,245,026	**11,020,373**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	124,050	190,032
DUE TO DIRECTORS	50,630	9,335
SHAREHOLDERS' EQUITY		
Share capital (note 5)	23,941,861	21,224,971
Warrants (note 5)	200,000	200,000
Promissory notes (note 6)	564,000	846,000
Deficit	(14,635,515)	(11,449,965)
	10,070,346	10,821,006
Subsequent events (note 12)		
	10,245,026	**11,020,373**

See accompanying notes to consolidated financial statements

On behalf of the Board,

_______________ Bernard Tourillon, Director

_______________ Marcel Drapeau, Director

CONSOLIDATED STATEMENT OF DEFERRED EXPENSES

Year ended August 31, 2001, with comparative figures for 2000	2001	2000
	$	$
EXPLORATION EXPENSES :		
Project management and consulting fees	394,187	253,985
Geological exploration fees	463,839	292,745
Travelling expenses	61,647	93,650
Administrative expenses	184,592	91,513
	1,104,265	731,893
OTHER :		
Write-off of deferred exploration expenses	(2,075,390)	-
(DECREASE) INCREASE IN DEFERRED EXPENSES	(971,125)	731,893
BALANCE, BEGINNING OF YEAR	4,560,391	3,828,498
BALANCE, END OF YEAR	**3,589,266**	**4,560,391**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

Year ended August 31, 2001, with comparative figures for 2000	2001	2000
	$	$
GENERAL AND ADMINISTRATIVE EXPENSES:		
Travelling expenses	192,149	52,871
Professional fees	126,126	149,269
Salaries and fringe benefits	87,526	143,855
Office expenses	86,669	81,830
Information to shareholders and registration fees	74,906	60,890
Public relations	58,814	82,471
Interest and bank charges	22,660	9,470
Depreciation of fixed assets	11,148	9,517
	659,998	590,173
OTHERS :		
Write-off of deferred and exploration expenses	2,075,390	-
Write-off of mining properties	504,392	-
Foreign exchange loss (gain)	14,076	(73,457)
Interest income	(12,906)	(22,840)
Gain on debt settlement	-	(31,688)
Gain on directors' debt settlement	-	(41,377)
Other (revenues) expenses	(55,400)	3,692
	2,525,552	(165,670)
NET LOSS	3,185,550	424,503
DEFICIT, BEGINNING OF YEAR	11,449,965	11,441,150
GAIN ON DEBT SETTLEMENT (Note 6)	-	(415,688)
DEFICIT, END OF YEAR	14,635,515	11,449,965
NET LOSS PER SHARE	(0.06)	(0.01)

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended August 31, 2001, with comparative figures for 2000	2001	2000
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(3,185,550)	(424,503)
Adjustments to:		
Depreciation of fixed assets	11,148	9,517
Write-off of mining properties	504,392	-
Write-off of deferred exploration and development expenses	2,075,390	-
Gain on directors' debt settlement	-	(41,377)
	(594,620)	(456,363)
Net change in non-cash operating working capital items	(156,401)	746,583
	(751,021)	290,220
CASH FLOWS FROM FINANCING ACTIVITIES:		
Due to directors	(6,588)	(180,660)
Repayment of debt	-	(630,000)
Share capital issuance	2,337,890	2,448,683
Warrants sale	-	200,000
	2,331,302	1,838,023
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of short-term investments	(198,152)	-
Acquisition of fixed assets	(21,024)	(17,396)
Acquisition of mining properties	(70,601)	(1,192,218)
Deferred exploration and development expenses	(971,494)	(731,893)
	(1,261,271)	(1,941,507)
NET INCREASE IN CASH AND CASH EQUIVALENTS	319,010	186,736
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	161,267	(25,469)
CASH AND CASH EQUIVALENTS, END OF YEAR	480,277	161,267

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1- SIGNIFICANT ACOUNTING POLICIES:

a) Basis of consolidation:
The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

b) Cash and cash equivalents:
Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

c) Short-term investments:
Short-term investments are recorded at the lower of cost and market value.

d) Fixed assets:
Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

ASSET	METHOD	RATE
Furniture and office equipment	Declining balance	20 %
Computer equipment	Declining balance	30 %

e) Mining properties and deferred exploration and development expenses:
Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

On August 31, 2001, the Corporation's management wrote off the Ghana-Kade mining property and related deferred expenses due to the termination of exploration activities.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

f) Translation of foreign currencies:
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

1- SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2- FIXED ASSETS

	2001			2000		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	$	$	$	$	$	$
Furniture and office equipment	50,072	23,326	26,746	41,553	18,724	22,829
Computer equipment	50,013	25,046	24,967	37,508	18,500	19,008
	100,085	48,372	51,713	79,061	37,224	41,837

3- MINING PROPERTIES

	Balance as at August 31, 2000 ($)	Addition (write-off) ($)	Balance as at August 31, 2001 ($)
Namibia — Namibian Gemstone 1)	5,235,181	-	5,235,181
Namibia — Block B Quando (option) 2)	72,813	87,892	160,705
Namibia — Block J Woduna (option) 3)	360,479	11,929	372,408
Namibia — Block M Kuvelai (option) 4)	-	20,044	20,044
Namibia — Block N Karas (option) 5)	57,080	-	57,080
Ghana — Kade 6)	504,393	(504,392)	1
Canada — East Leitch	1	-	1
Namibia — Other	4,870	5,736	10,606
	6,234,817	(378,791)	5,856,026

1) As at August 31, 2001, the Corporation has an interest of 60% (60% in 2000) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

3- MINING PROPERTIES (continued):

2) As at August 31, 2001, the Corporation has an interest of 30% (15% in 2000) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$45,000) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$28,000) combined with the issuance of 100,000 shares to Together.

3) As at August 31, 2001, the Corporation has an interest of 30% (30% in 2000) in the diamond concession known as Woduna (Block J). Under an option and joint venture agreement between Woduna Mining Holding (Pty) Ltd. and the Corporation, the latter has the option to increase its interest further by acquiring an additional 40% interest against payment of four equal semi-annual cash payments of NA$825,000 (CDN$138,000). Each such payment shall represent a 10% increase in the Corporation's interest in the concession.

4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$42,000) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$134,000). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000 (CDN $104,000) to Kuvelai no later than one year following the approval of the agreement by the authorities.

5) As at August 31, 2001, the Corporation has an interest of 30% (30% in 2000) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to 55% in interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $100,000) to Karas no later than one year following the approval of the agreement by the authorities.

6) As at August 31, 2001, the Corporation has an interest of 90% in the diamond concession known as Ghana-Kade. The Board of Directors has decided to cease the exploration of this concession, which is now held for sale. Not being possible to evaluate the net realizable value of the property, management decided to write it off.

4- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES:

	Balance as at August 31, 2000 ($)	Addition ($)	Write-off ($)	Balance as at August 31, 2001 ($)
Namibia — Namibian Gemstone	2,248,014	225,694	-	2,473,708
Namibia — Block B Quando (option)	18,270	342,857	-	361,127
Namibia — Block J Woduna (option)	262,430	364,073	-	626,503
Namibia — Block K Tsondab (option) 1)	-	29,365	-	29,365
Namibia — Block M Karas (option)	-	14,331	-	14,331
Namibia — Block N Kuvelai (option)	46,958	37,274	-	84,232
Ghana — Kade 2)	1,984,719	90,671	(2,075,390)	-
	4,560,391	1,104,265	(2,075,390)	3,589,266

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

4- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (continued):

1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$167,000). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$167,000) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$83,000) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

2) On August 31, 2001, the deferred expenses related to the Ghana-Kade concession were written off as management decided to cease the exploration on this concession.

5- SHARE CAPITAL:

Authorized:
An unlimited number of common shares, voting, without par value.

Issuance:
During the years, the Corporation issued common shares as follows:

	2001		2000	
	Quantity	Amount $	Quantity	Amount $
Balance, beginning of year	42,922,900	21,224,971	34,128,826	18,727,576
Paid in cash	11,574,287	2,568,520	10,192,000	2,603,600
Loan repayment (note 6 ii and iii)	-	-	(3,232,836)	(1,128,688)
Services rendered (note 6 i and iii)	-	-	(250,000)	(96,000)
Interest on loan(note 6 i and iii)	-	-	(200,000)	(77,000)
Warrants issuance	-	-	105,000	32,550
Acquisition of mining properties	120,000	55,000	2,180,000	1,350,400
Conversion of a promissory note (note 6)	805,715	282,000	-	-
Share issuance expenses	-	(188,630)	-	(187,467)
Balance, end of year	55,422,902	23,941,861	42,922,990	21,224,971

Common share purchase options:
The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,278,746 common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

5- SHARE CAPITAL (continued):

Common share purchase options: (continued)

A summary of changes in the Corporation's common share purchase options is presented below:

	2001		2000	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance, beginning of year	4,163,746	0.41	2,278,746	1.05
Granted	520,000	0.23	4,400,000	0.33
Cancelled	(415,000)	0.31	(2,515,000)	0.84
Exercised	-	-	-	-
	4,268,746	0.40	4,163,746	0.41

Options exercisable as at August 31, 2001:

	Number	Exercise price $	Expiry date	
	250,000	0.80	0.5 year	
	168,746	0.74	1.1	
	170,000	0.23 to 0.25	1.6	
	275,000	0.85	1.6	
	1,405,000	0.33 to 0.36	2.6	
	500,000	0.25	3.3	
	1,180,000	0.36	3.6	
	120,000	0.25 to 0.35	4.2	
	200,000	0.21	5.0	
	4,268,746			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2001		2000	
	Number of warrants	Average exercise price $	Number of warrants	Average exercise price $
Balance, beginning of year	6,240,000	0.32	5,510,647	0.42
Issued	7,443,145	0.32	4,240,000	0.33
Sold (1)	-	-	2,000,000	0.30
Exercised	-	-	(105,000)	0.31
Expired	-	-	(5,405,647)	0.42
	13,683,145	0.32	6,240,000	0.32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

5- SHARE CAPITAL (continued):

Warrants exercisable as at August 31, 2001:

	Number	Exercise price $	Expiry date	
	4,100,000	0.33	September 2001	
	140,000	0.33	October 2001	
	2,000,000	0.30	February 2002	
	833,334	0.36	March 2002	
	2,200,000	0.36	June 2002	
	462,500	0.30	October 2002	
	3,241,382	0.30	January 2003	
	705,929	0.30	February 2003	
	13,683,145			

(1) In 2000, the Corporation sold 2,000,000 warrants for a total of $200,000. Each warrant entitles its holders to subscribe to one common share at the price of $0.30 for a period of 18 months.

6- PROMISSORY NOTES:

Two promissory notes (three in 2000), without interest for an amount of $282,000 each, may be paid in cash by the issuer, convertible at the issuer's option into 805,715 shares per promissory note at a price of $0.35 per share on October 31, 2001 and June 30, 2002, respectively

2001	2000
564,000 $	846,000 $

i) On July 22, 1997, the Corporation borrowed from Hartor Investment Limited ("Hartor"), whose shareholder was a director of the Corporation, US$400,000 ($590,000) used to purchase a 10% interest in an offshore diamond marine concession in Namibia. The loan was repayable on July 24, 1999, at the latest. As interest for the term of the loan, the Corporation was obligated to issue 200,000 common shares. Interest for a total amount of $77,000 was capitalized to the balance of share capital. In addition and in consideration for the services rendered by Hartor as agent, the Corporation was obligated to issue 250,000 common shares.

ii) On September 25, 1998, the Corporation borrowed from Hartor US$744,000 ($1,128,688), used to purchase an additional 10% interest in the offshore diamond marine concession in Namibia. According to the agreement between the parties, this loan was repayable by the Corporation through the issuance of 3,232,836 common shares from its share capital.

iii) On June 30, 2000, an agreement with Hartor was made as a final settlement of those loans. According to the agreement, the US$400,000 and interest of $77,000 were settled by a payment of $580,000. Hartor credited the services rendered, which should have been paid through the issuance of 250,000 shares. In addition, the loan of US$744,000 was settled by a cash payment of $50,000 and by the issuance of three promissory notes of $282,000 each, convertible in shares. Consequently, the shares accounted for, to be issued in 1999, were reversed to reflect this new agreement. These loans were classified as equity because the Corporation had no obligation to deliver cash or another financial instrument to settle these loans. Therefore, a gain on debt settlement of $415,688 was recorded as a reduction of the deficit in 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

7- STATEMENT OF CASH FLOWS:

Supplemental disclosures of cash flow information:	**2001** **$**	**2000** **$**
Cash paid during the year for:		
Interest	15,079	7,988
Income taxes	–	–
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	89,883	–
Acquisition of mining properties through issuance of shares	55,000	1,350,400
Deferred expenses financed through accounts payable	42,888	–
Issuance of shares following conversion of promissory note	282,000	–
Issuance of shares through the reduction of due to directors	42,000	–

8- FINANCIAL INSTRUMENTS:

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of those instruments.

9- ENVIRONMENT:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. The environmental consequences are hardly identifiable, as to the outcomes, their impact, or the time frame. At the date of the consolidated financial statements, and to the best knowledge of its management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to earnings.

10-INCOME TAXES

As at August 31, 2001, the cost for tax purposes of the mining properties and the deferred exploration and development expenses totaled approximately $11,345,000 and may be applied to reduce future taxable income over an unlimited period of time.

The Corporation has accumulated non-capital losses for income tax purposes amounting to approximately $3,660,000. These losses will expire between 2002 and 2008.

The balance of net capital losses of the Corporation amounts to approximately $2,520,000 and can be carried forward indefinitely against capital gains.

The potential tax effects of these items are not reflected in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED AUGUST 31, 2001

11-RELATED PARTY TRANSACTIONS:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2001	2000
Professional Fees	$115,498	$25,003

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

12-SUBSEQUENT EVENTS:

Increase to 40% of the interest in the Woduna Concession (Block J):

On September 20, 2001, the Corporation increased its interest by 10% in the Woduna (Block J) concession. In exchange for this additional interest, Woduna Mining Holding (Pty) Ltd. has accepted 662,640 shares of the Corporation instead of a cash payment of NA$825,000 (CDN$138,000) as stipulated in the original joint venture agreement.

13-COMPARATIVE FIGURES:

Comparative figures have been reclassified in order to conform with the current year's presentation..

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICE TERMINÉ LE 31 AOÛT 2001

11-OPÉRATIONS ENTRE APPARENTÉS

La société a effectué, avec des administrateurs ou avec des sociétés dont les administrateurs et les actionnaires sont également administrateurs de la société, les opérations suivantes :

	2001	2000
Honoraires	115 498 $	25 003 $

Les opérations sont conclues dans le cours normal des activités de la société et sont mesurées en fonction de leur valeur d'échange, soit le montant de la contrepartie convenue entre les parties aux accords. Le montant dû aux administrateurs ne porte ni intérêt ni conditions précises de remboursement.

12-ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Augmentation à 40 % de la participation dans la concession Woduna (bloc J) :

Le 20 septembre 2001, la société a augmenté sa participation de 10 % dans la concession Woduna (bloc J). En échange de cet intérêt additionnel, Woduna Mining Holding (Pty) Ltd. a accepté de recevoir 662 640 actions de la société, au lieu du paiement en espèces de 825 000 $ NA (138 000 $ CDN), tel que stipulé dans l'entente de coparticipation.

13-CHIFFRES CORRESPONDANTS

Certains montants de l'exercice précédent ont été réagencés afin de les rendre conformes à la présentation adoptée pour l'exercice à l'étude.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

7- ÉTAT DES FLUX DE TRÉSORERIE

Informations supplémentaires relatives aux flux de trésorerie	**2001 $**	**2000 $**
Montants payés durant l'exercice relativement aux :		
Intérêts	15 079	7 988
Impôts sur le revenu	–	–
Éléments liés aux activités de financement et d'investissement n'ayant pas d'incidence sur la trésorerie :		
Frais reportés financés par l'augmentation du montant dû aux administrateurs	89 883	–
Acquisition de propriétés minières en échange de l'émission d'actions	55 000	1 350 400
Frais reportés financés par l'augmentation des comptes à payer	42 888	–
Émission d'actions suite à la conversion d'un billet à ordre	282 000	–
Émission d'actions en réduction du montant dû aux administrateurs	42 000	–

8- INSTRUMENTS FINANCIERS

Juste valeur des instruments financiers :

La valeur comptable des espèces et quasi-espèces, des placements temporaires, des débiteurs et des créditeurs et charges à payer se rapproche de leur juste valeur du fait que les instruments qui s'y rapportent ont une échéance relativement brève.

9- ENVIRONNEMENT

Les opérations de la société sont régies par des lois gouvernementales concernant la protection de l'environnement. Les conséquences environnementales sont difficilement identifiables, que ce soit au niveau de la résultante, de son échéance ou de son impact. À la date des états financiers consolidés et autant que ses dirigeants puissent en juger, la société opère en conformité avec les lois et les règlements en vigueur. Tout paiement pouvant résulter de la restauration de sites serait comptabilisé aux résultats de l'exercice au cours duquel il sera possible d'en faire une estimation raisonnable.

10-IMPÔTS SUR LE REVENU

Au 31 août 2001, le coût fiscal des propriétés minières et des frais d'exploration et de développement reportés totalise environ 11 345 000 $ et pourra être utilisé pour réduire le revenu imposable futur sur une période illimitée.

La société a accumulé à des fins fiscales des pertes autres que des pertes en capital d'environ 3 660 000 $. Ces pertes viendront à échéance entre 2002 et 2008.

Le solde des pertes en capital nettes de la société s'élève à environ 2 520 000 $ et peut être reporté indéfiniment en déduction du gain en capital.

Les conséquences fiscales latentes provenant de ces éléments ne sont pas comptabilisées dans les états financiers consolidés.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

5- CAPITAL- ACTIONS (suite)

Bons de souscription pouvant être exercés au 31 août 2001 :

	Nombre	Prix d'exercice $	Échéance	
	4 100 000	0,33	septembre 2001	
	140 000	0,33	octobre 2001	
	2 000 000	0,30	février 2002	
	833 334	0,36	mars 2002	
	2 200 000	0,36	juin 2002	
	462 500	0,30	octobre 2002	
	3 241 382	0,30	janvier 2003	
	705 929	0,30	février 2003	
	13 683 145			

1) En 2000, la société a vendu 2 000 000 de bons de souscription pour 200 000 $ au total. Chaque bon permet à son détenteur d'acquérir une action ordinaire au prix de 0,30 $ pendant une période de 18 mois.

6- BILLETS À ORDRE

Deux billets à ordre (trois en 2000), sans intérêt, d'un montant de 282 000 $ chacun, pouvant être réglés par l'émetteur au comptant, convertibles au gré de l'émetteur en 805 715 actions par billet au prix de 0,35 $ par action le 31 octobre 2001 et le 30 juin 2002.

2001	2000
564 000 $	846 000 $

i) Le 22 juillet 1997, la société a emprunté 400 000 $ US (590 000 $) de Hartor Investment Limited (« Hartor »), dont l'actionnaire était un administrateur de la société, afin d'acquérir un intérêt de 10 % dans des concessions diamantifères au large de la Namibie. Le prêt était remboursable au plus tard le 24 juillet 1999. Suivant l'entente entre les parties, la société devait, à titre d'intérêt pour la durée de l'emprunt, émettre 200 000 actions ordinaires. Un intérêt couru de 77 000 $ a été capitalisé au solde du capital-actions. De plus, et en contrepartie de services rendus par Hartor à titre d'intermédiaire, la société devait émettre 250 000 actions ordinaires.

ii) Le 25 septembre 1998, la société a emprunté 744 000 $ US (1 128 688 $) de Hartor afin d'acquérir un intérêt additionnel de 10 % dans les concessions diamantifères au large de la Namibie. Suivant l'entente entre les parties, cet emprunt était remboursable par la société au moyen de l'émission de 3 232 836 actions ordinaires de son capital-actions.

iii) Le 30 juin 2000, une entente est intervenue avec Hartor pour le règlement final de ces emprunts. En vertu de cette entente, l'emprunt de 400 000 $ US et les intérêts de 77 000 $ ont été payés par un versement au comptant de 580 000 $. Les services rendus qui devaient se régler par l'émission de 250 000 actions ont été crédités par Hartor. De plus, l'emprunt de 744 000 $ US a été réglé par un paiement au comptant de 50 000 $ et par l'émission de trois billets à ordre de 282 000 $ chacun, convertibles en actions. Les actions qui étaient comptabilisées et à émettre en 1999 ont donc été renversées pour refléter cette nouvelle entente. Ces emprunts étaient classés dans les capitaux propres car la société n'était pas tenue de livrer des espèces ou un autre instrument financier en règlement de ceux-ci. Par conséquent, un gain sur règlement de dette de 415 688 $ a été enregistré en réduction du déficit en 2000.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

5- CAPITAL- ACTIONS (suite)

Options d'achat d'actions ordinaires (suite)

Les mouvements dans les options d'achat d'actions de la société se détaillent comme suit :

	2001		2000	
	Nombre d'options	Prix moyen d'exercice $	Nombre d'options	Prix moyen d'exercice $
Solde au début de l'exercice	4 163 746	0,41	2 278 746	1,05
Attribuées	520 000	0,23	4 400 000	0,33
Annulées	(415 000)	0,31	(2 515 000)	0,84
Exercées	-	-	-	-
Solde à la fin de l'exercice	4 268 746	0,40	4 163 746	0,41

Options pouvant être exercées au 31 août 2001 :

	Nombre	Prix d'exercice $	Durée de vie restante	
	250 000	0,80	0,5 an	
	168 746	0,74	1,1	
	170 000	0,23 à 0,25	1,6	
	275 000	0,85	1,6	
	1 405 000	0,33 à 0,36	2,6	
	500 000	0,25	3,3	
	1 180 000	0,36	3,6	
	120 000	0,25 à 0,35	4,2	
	200 000	0,21	5,0	
	4 268 746			

Bons de souscription

Les bons de souscription en circulation permettent à leur détenteur de souscrire à un nombre équivalent d'actions ordinaires comme suit :

	2001		2000	
	Nombre de bons de souscription	Prix moyen d'exercice $	Nombre de bons de souscription	Prix moyen d'exercice $
Solde au début de l'exercice	6 240 000	0,32	5 510 647	0,42
Émis	7 443 145	0,32	4 240 000	0,33
Vendus 1)	-	-	2 000 000	0,30
Exercés	-	-	(105 000)	0,31
Expirés	-	-	(5 405 647)	0,42
Solde à la fin de l'exercice	13 683 145	0,32	6 240 000	0,32

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

4- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (SUITE)

1) En vertu d'une entente de coparticipation entre Tsondab Gem Exploration (Pty) Ltd. et la société, celle-ci a le droit d'acquérir une participation de 70 % dans la concession diamantifère dénommée Tsondab (bloc K). La société pourra acquérir une participation indivise de 20 % en versant 1 000 000 $ NA (167 000 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 10 % en versant 1 000 000 $ NA (167 000 $ CDN) à Tsondab et ce, au plus tard 6 mois suivant l'approbation de la transaction par les autorités réglementaires. Par la suite, la société pourra acquérir 4 participations additionnelles de 10 % en versant 500 000 $ NA (83 000 $ CDN) pour chacune d'elles, et ce, au plus tard entre 18 mois et 36 mois suivant l'approbation de la transaction par les autorités réglementaires.

2) Au 31 août 2001, les frais reportés sur la concession Ghana-Kade ont été radiés suite à la décision du conseil d'administration d'abandonner l'exploration de cette dernière.

5- CAPITAL- ACTIONS

Autorisé

Nombre illimité d'actions ordinaires, votantes, sans valeur nominale.

Émission

Au cours de l'exercice, la société à émis des actions ordinaires, comme suit :

	2001		2000	
	Quantité	Montant $	Quantité	Montant $
Solde au début de l'exercice	42 922 900	21 224 971	34 128 826	18 727 576
Payées en argent	11 574 287	2 568 520	10 192 000	2 603 600
Remboursement d'emprunt (note 6 ii et iii)	-	-	(3 232 836)	(1 128 688)
Services rendus (note 6 i et iii)	-	-	(250 000)	(96 000)
Intérêt sur emprunt (note 6 i et iii)	-	-	(200 000)	(77 000)
Exercice de bons de souscription	-	-	105 000	32 550
Acquisition de propriétés minières	120 000	55 000	2 180 000	1 350 400
Conversion d'un billet à ordre (note 6)	805 715	282 000	-	-
Frais d'émission d'actions	-	(188 630)	-	(187 467)
Solde à la fin de l'exercice	55 422 902	23 941 861	42 922 990	21 224 971

Options d'achat d'actions ordinaires

La société a adopté un régime d'options d'achat d'actions (le « régime ») selon lequel les membres du conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires à ses administrateurs, dirigeants, employés et consultants. Les conditions et le prix d'exercice de chaque option sont déterminés par les membres du conseil d'administration.

Le régime stipule que le nombre maximum d'actions ordinaires dans le capital de la société qui pourrait être réservé pour attribution en vertu du régime est égal à 4 278 746 actions ordinaires de la société et le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul détenteur ne peut dépasser 5 % des actions ordinaires en circulation à la date d'attribution. Les options doivent être exercées au plus tard cinq ans après la date d'attribution.

Le prix d'exercice de chaque option est établi par les membres du conseil d'administration et ne peut être plus bas que la valeur marchande des actions ordinaires à la date d'attribution.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

3- PROPRIÉTÉS MINIÈRES (SUITE)

2) Au 31 août 2001, la société détient un intérêt de 30 % (15 % en 2000) dans la concession diamantifère dénommée Quando (bloc B). En vertu d'une entente de coparticipation intervenue entre Together Quando Mining Consortium (Pty) Ltd. et la société, celle-ci a le droit d'augmenter sa participation jusqu'à 80 % en échange de paiements et de dépenses d'exploration. Selon cette entente, la société pourra acquérir une participation additionnelle de 30 % en conduisant des programmes de délimitation des ressources et d'échantillonnage en vrac, en versant 270 000 $ NA (45 000 $ CDN) et en émettant 200 000 actions. Finalement, la société pourra acquérir une participation additionnelle de 20 % en versant 170 000 $ NA (28 000 $ CDN) et en émettant 100 000 actions à Together Quando, et ce, au plus tard 90 jours après la complétion de l'échantillonnage en vrac.

3) Au 31 août 2001, la société détient un intérêt de 30 % (30 % en 2000) dans la concession diamantifère dénommée Woduna (bloc J). En vertu d'une entente de coparticipation intervenue entre Woduna Mining Holding (Pty) Ltd. et Afri-Can, celle-ci pourra accroître sa participation de 40 % en versant quatre paiements semestriels de 825 000 $ NA (138 000 $ CDN). Chaque versement se traduira par une augmentation de 10 % de la participation de la société dans la concession.

4) En vertu d'une entente de coparticipation intervenue entre Kuvelai Delta Mining Company (Pty) Ltd. et la société, celle-ci a le droit exclusif d'acquérir une participation de 55 % dans la concession diamantifère dénommée Kuvelai (bloc M), en échange de paiements et de dépenses d'exploration. La société pourra acquérir une participation indivise de 30 % en versant 250 000 $ NA (42 000 $ CDN) et en conduisant une étude géophysique de reconnaissance et ce, pour un montant maximal de 800 000 $ NA (134 000 $ CDN). De plus, la société pourra acquérir une participation indivise additionnelle de 25 % en versant 625 000 $ NA (104 000 $ CDN) à Kuvelai, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

5) Au 31 août 2001, la société détient un intérêt de 30 % (30% en 2000) dans la concession diamantifère dénommée Karas (bloc N). En vertu d'une entente de coparticipation intervenue entre Karas Minerals Holding (Pty) Ltd. et la société, celle-ci a le droit exclusif d'augmenter sa participation jusqu'à 55 %. La société pourra acquérir une participation indivise additionnelle de 25 % en versant 600 000 $ NA (100 000 $ CDN) à Karas, et ce, au plus tard un an suivant l'approbation de la transaction par les autorités réglementaires.

6) Au 31 août 2001, la société détient un intérêt de 90 % dans la concession diamantifère dénommée Ghana. Suite à une décision du conseil d'administration, les activités d'exploration de cette concession ont été arrêtées et cette dernière a été mise en vente. N'étant pas en mesure d'évaluer la valeur de réalisation nette de cette propriété, la direction a décidé de radier en totalité cette propriété.

4- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS

	Solde au 31 août 2000 ($)	Addition ($)	Radiation ($)	Solde au 31 août 2001 ($)
Namibie- Namibian Gemstone	2 248 014	225 694	-	2 473 708
Namibie – Bloc B Quando (option)	18 270	342 857	-	361 127
Namibie – Bloc J Woduna (option)	262 430	364 073	-	626 503
Namibie – Bloc K Tsondab (option) 1)	-	29 365	-	29 365
Namibie – Bloc M Karas (option)	-	14 331	-	14 331
Namibie – Bloc N Kuvelai (option)	46 958	37 274	-	84 232
Ghana – Kade 2)	1 984 719	90 671	(2 075 390)	-
	4 560 391	1 104 265	(2 075 390)	3 589 266

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICE TERMINÉ LE 31 AOÛT 2001

1- PRINCIPALES CONVENTIONS COMPTABLES (Suite)

g) Perte nette par action

La perte nette par action est calculée selon la moyenne pondérée du nombre d'actions en circulation durant l'exercice.

h) Régime d'intéressement au capital

La société offre un régime d'intéressement au capital, qui est décrit à la note 5. Aucune charge au titre de l'intéressement n'est constatée à l'égard de ce régime lorsque des options d'achat d'actions sont octroyées à des employés. Toute contrepartie payée par les employés lors de l'exercice des options ou de l'achat des actions est portée au crédit du capital-actions.

i) Utilisation d'estimations

La préparation des états financiers conformément aux principes comptables généralement reconnus nécessite que la direction établisse des estimations et des hypothèses qui influent sur les montants des éléments d'actif et de passif déclarés, les montants reliés de revenus et de dépenses et la présentation de l'actif et du passif éventuels. Les résultats réels peuvent différer des montants estimés.

2- IMMOBILISATIONS

	2001			2000		
	Prix coûtant	Amortissement cumulé	Valeur comptable nette	Prix coûtant	Amortissement cumulé	Valeur comptable nette
	$	$	$	$	$	$
Mobilier et équipement de bureau	50 072	23 326	26 746	41 553	18 724	22 829
Équipement informatique	50 013	25 046	24 967	37 508	18 500	19 008
	100 085	48 372	51 713	79 061	37 224	41 837

3- PROPRIÉTÉS MINIÈRES

	Solde au 31 août 2000 ($)	Addition (radiation) ($)	Solde au 31 août 2001 ($)
Namibie- Namibian Gemstone 1)	5 235 181	-	5 235 181
Namibie – Bloc B Quando (option) 2)	72 813	87 892	160 705
Namibie – Bloc J Woduna (option) 3)	360 479	11 929	372 408
Namibie – Bloc M Kuvelai (option) 4)	-	20 044	20 044
Namibie – Bloc N Karas (option) 5)	57 080	-	57 080
Ghana – Kade 6)	504 393	(504 392)	1
Canada – East Leitch	1	-	1
Namibie - Autres	4 870	5 736	10 606
	6 234 817	(378 791)	5 856 026

1) Au 31 août 2001, la société détient un intérêt de 60 % (60 % en 2000) dans les concessions diamantifères - Namibian Gemstone. En vertu d'une entente d'option et de coparticipation intervenue avec Namibian Gemstone Mining Corporation (Pty), la société détient une option d'acquisition d'un intérêt additionnel de 20 % en effectuant des paiements pour 1 440 000 $ US.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS EXERCICE TERMINÉ LE 31 AOÛT 2001

La société, constituée en vertu de la Loi canadienne sur les sociétés par action, exerce ses activités dans le secteur minier.

La société détient des propriétés minières au stade d'exploration en Namibie. La récupération des montants indiqués au titre de propriétés minières et des frais reportés connexes dépend de la découverte de réserves économiquement récupérables, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens.

1- PRINCIPALES CONVENTIONS COMPTABLES

a) Périmètre de consolidation

Les états financiers consolidés comprennent les comptes de la société et ceux de sa filiale en propriété exclusive, Noragem (Pty) Limited, une société namibienne.

b) Espèces et quasi-espèces

Les espèces et quasi-espèces sont limitées aux placements qui sont facilement convertibles en un montant connu d'espèces, dont la valeur ne risque pas de changer de façon significative et dont l'échéance initiale est de trois mois ou moins.

c) Placements temporaires

Les placements temporaires sont comptabilisés au moindre du coût ou de la valeur marchande.

d) Immobilisations

Les immobilisations sont comptabilisées au coût d'acquisition. L'amortissement est calculé en fonction de leur durée de vie estimative selon la méthode et taux annuels suivants :

ÉLÉMENT D'ACTIF	MÉTHODE	TAUX
Mobilier et équipement de bureau	Solde dégressif	20 %
Équipement informatique	Solde dégressif	30 %

e) Propriétés minières et frais d'exploration et de développement reportés

Les coûts reliés à l'acquisition, à l'exploration et au développement de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement profitables sont développées, les coûts capitalisés de la propriété concernée sont virés aux immobilisations à titre d'actifs miniers et amortis selon la méthode des unités de production. S'il est établi que les coûts capitalisés d'acquisition, d'exploration et de développement ne sont pas récupérables selon la durée de vie estimative de la propriété, ou si le projet est abandonné, celui-ci est dévalué à sa valeur de réalisation nette.

Le 31 août 2001, la direction de la société a procédé à la radiation de sa propriété minière dénommée Ghana-Kade et des frais reportés s'y rattachant suite à l'abandon des activités d'exploration.

La récupération des montants indiqués au titre des propriétés minières et des frais d'exploration reportés connexes dépend de la découverte de réserves économiquement récupérables, de la confirmation des intérêts de la société dans les titres miniers, de la capacité de la société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens. Les montants inscrits pour les propriétés minières et les frais d'exploration ne représentant pas nécessairement la valeur présente ou future.

f) Conversion de devises étrangères

Les éléments d'actif et de passif provenant de l'exploitation étrangère ont été convertis en dollars canadiens selon le taux de change en vigueur à la date du bilan. Les éléments de l'état des résultats ont été convertis selon le taux de change moyen de chaque mois de l'exercice. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

Les éléments d'actif et de passif monétaires de la filiale de la société, considérée comme un établissement étranger intégré, sont convertis au taux de change en vigueur à la date du bilan tandis que les éléments non monétaires sont convertis aux taux de change historiques. Les éléments de l'état des résultats autres que l'amortissement sont convertis aux taux de change moyens en vigueur durant l'exercice. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

Faits saillants 2001

- Capitaux générés par les activités de financement durant l'année fiscale: 2 500 000 $
- Levés géophysiques complétés sur le Bloc B et identification de caractéristiques prometteuses et potentiellement diamantifères
- Levés géophysiques complétés sur le Bloc J et identification de caractéristiques prometteuses et potentiellement diamantifères

Événements subséquents :
- Augmentation de la participation dans le Bloc J à 40%
- Début du programme d'échantillonnage sur le Bloc J avec le navire *mv* Douglas Bay sous contrat avec De Beers Marine (Pty) Limited



Table des matières

MESSAGE AUX ACTIONNAIRES

En 2001, Afri-Can a réalisé un des objectifs principaux établis dans son rapport annuel l'an dernier : les programmes de prospection des zones ciblées sur les concessions marines Blocs B et J ont permis d'identifier un nombre important de caractéristiques géologiques semblables à celles des trappes diamantifères en exploitation ailleurs le long de la côte de Namibie.

L'application du plan d'affaires d'Afri-Can place la société parmi les participants les plus actifs à la recherche de diamants dans les eaux territoriales namibiennes, encore relativement sous-exploitées. Pour la première fois cette année, la production de diamants marins a surpassé l'exploitation traditionnelle terrestre en Namibie. Afri-Can est maintenant un des plus importants détenteurs de concessions marines avec des participations dans 28 concessions couvrant 26 500 kilomètres carrés. La société croit fermement que ses concessions offrent un excellent potentiel de découvertes et donc d'accroissement de valeur.

Au cours des années 2000 et 2001, la société a complété avec succès des levés géophysiques sur les concessions Blocs B et J. L'identification de nombreuses caractéristiques prometteuses offrant un potentiel de trappes diamantifères ont amené la société à lancer des programmes d'échantillonnage de base, dont l'un a débuté en novembre 2001. Sur les deux concessions, l'échantillonnage couvrira un total de 34 caractéristiques représentant une importante variété d'environnements dépositaires. Puisque l'échantillonnage a pour but de prouver la présence de diamants, cette phase pourrait être la plus intéressante et la plus gratifiante à ce jour dans le développement d'Afri-Can.

Les Blocs B et J sont situés au nord des riches dépôts diamantifères exploités par Diamond Fields International et Namibian Minerals Corporation (Namco). Dans cette zone, entre les îles Halifax et Mercury, la ressource diamantifère a été estimée à plus de 4 250 000 de carats.

Malgré un climat défavorable à l'investissement dans le secteur de l'exploration minière, Afri-Can a complété des placements privés totalisant 2,5 millions de dollars cette année. Ces apports de capitaux ont permis de poursuivre les programmes d'exploration en Namibie. Une coopération exceptionnelle de nos partenaires et du gouvernement namibiens nous ont permis de poursuivre nos investissements prudents et notre consolidation dans la région, facteurs essentiels à la valeur ajoutée pour nos actionnaires.

Le bilan de l'année se solde donc par le succès de nos efforts dans la tranformation de la société, d'un simple détenteur de concessions à un des participants les plus actifs dans l'exploration marine diamantifère en Namibie. Ce succès conduit plus que jamais la société vers un futur prometteur. Un tel succès n'aurait été possible sans le dévouement et la persévérance de la direction, de nos consultants et du conseil d'administration. Nous tenons tout-particulièrement à remercier nos partenaires et le gouvernement namibiens.

Plus particulièrement, nous aimerions exprimer notre reconnaissance à nos loyaux actionnaires pour leur soutien continu. Avec eux, nous comptons nous diriger vers une nouvelle année des plus excitantes et satisfaisantes, année au cours de laquelle nous déploierons nos meilleurs efforts à l'atteinte de nos objectifs.

Pierre Léveillé
Président et chef de la direction

Chris I. von Christierson
Président du conseil d'administration



L'oryx est l'animal national namibien

République de Namibie



L'industrie minière diamantifère joue un rôle crucial dans l'économie du pays puisqu'elle y contribue quelque 400 000 000 $ US par an. La production annuelle de diamants de qualité gemme atteint en moyenne 1,5 millions de carats par an. La qualité des diamants, autant terrestres que marins, est la plus élevée au monde. Leur prix moyen sur le marché est de 276 $ US par carat. La production marine de diamants a maintenant dépassé la production terrestre et compte maintenant pour 60% de la production totale au pays. L'industrie diamantifère marine en Namibie représente un potentiel énorme, puisque les ressources estimées s'établissent à plus de 2 milliards de carats. *(données mises à jour en 2000)*

◁ *Windhoek, Namibie*

La République de Namibie est un des pays les plus stables sur le plan politique et un des mieux développés en Afrique. Depuis l'obtention de son indépendance de l'Afrique du Sud en 1990, le pays s'est muni d'une constitution, reconnue comme l'une des plus démocratiques au monde. Cette constitution octroie au pays des élections par suffrage universel, un système législatif indépendant et protège les droits de l'homme et les libertés civiles. Les politiques du gouvernement namibien ont pour but d'encourager l'investissement étranger dans l'exploration et l'exploitation minière de diamants et autres ressources naturelles. L'industrie minière est réglementée par des lois qui garantissent les droits à la propriété et assurent une protection contre l'expropriation et le rapatriement des profits.


Diamants de la plus haute qualité
Botswana
Afrique du Sud
Canada
Angola
Namibie
0$
50$
100$
150$
200$
250$
300$
Prix en $ US/ct

Source des données : Terraconsult



CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES


CONCESSIONS NAMIBIENNES DE AFRI-CAN
AFRI-CAN
DE BEERS (NAMDEB)
NAMCO
DIAMOND FIELDS
TRANSHEX (BENCO)
0
100 km
Conception Bay
Meobbaai
Sossusvlei
Rivière Tsauchab
Black Rock
Saddle-Hill
Hottentot Bay
Marshall Rocks
LUDERITZ
Elizabeth Bay
NAMIBIE
Chamais Bay
ORANJEMUND
Alexander Bay
AFRIQUE DU SUD
NAMIBIE
AFRIQUE DU SUD

CONCESSIONS SEPTENTRIONALES

Les concessions septentrionales de Afri-Can (Blocs J, K, M, N et B), qui comprennent les cibles en eau peu profonde, sont adjacentes à un secteur où les ressources diamantifères inférées excédent 4,25 millions de carats. Ces concessions offrent le potentiel de production à plus court terme d'Afri-Can.

Pendant l'année, Afri-Can a dirigé avec succès des programmes de levés géophysiques sur ses Blocs J et B et y planifie maintenant des programmes d'échantillonnage de reconnaissance destinés à établir la présence de diamants. La société détient une option en vue d'obtenir des participations de contrôle sur trois autres concessions adjacentes :

Bloc N : option et entente de co-entreprise avec la société Karas Mineral Holding (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 55% pour une concession de 905 kilomètres carrés.

Bloc M : option et entente de co-entreprise avec la société Kuvelai Delta Mining Company (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 55% pour une concession de 1 000 kilomètres carrés.

Bloc K (EPL 2500) : option et entente de co-entreprise avec la société Tsondab Gem Exploration (Pty) Ltd. dans le but de gagner un intérêt indivis n'excédant pas 70% pour une concession de 995 kilomètres carrés.

BLOC J (CONCESSION WODUNA)

Afri-Can détient une participation indivise de 40% sur la concession appelée Bloc J (EPL 2499) située au large de la côte namibienne, à 105 kilomètres au nord de Luderitz. En vertu de l'entente de co-entreprise conclue avec Woduna Mining Holding (Pty) Ltd., Afri-Can possède l'option d'augmenter sa participation de 30% en effectuant trois paiements semestriels de 825 000 $N (140 000 $CDN). Afri-Can est l'opérateur de la co-entreprise.

Le Bloc J s'étend sur 994 kilomètres carrés et occupe une partie de la plate-forme continentale, à des profondeurs variant entre 70 et 170 mètres approximativement. Il est situé à 10 kilomètres à l'ouest de la licence d'exploitation ML 36 de Namibian Minerals Corporation (Namco). De l'autre côté de sa frontière au sud, on retrouve la concession EPL 1950 de Namco, dont les ressources diamantifères indiquées atteignent les 653 000 carats.

En 2000, Afri-Can a acquis les données d'une étude géophysique régionale effectuée en 1998 par Marine & Coastal Geoscience (Pty) Ltd. sur le Bloc J. Marine & Coastal a obtenu quelques 1 000 lignes-km de données géophysiques. L'interprétation et le traitement de ces données ont indiqué que la section orientale de la concession, située en eau peu profonde et couvrant quelques 150 kilomètres carrés, se caractérisait par une mince couche de sédiments et par des affleurements de socle rocheux. De plus, ces données ont indiqué la présence de baies faisant face au sud, de ravins, de cheneaux et d'affleurements rocheux, tous susceptibles de contenir des diamants.

En janvier 2001, Afri-Can a poursuivi ses travaux en effectuant un levé géophysique de définition sur la section de la concession située en eau peu profonde. Le secteur cible s'étend le long de l'intérieur de la plate-forme continentale et de sa pente à des profondeurs variant entre 70 et 125 mètres. Marine & Coastal a levé 910 lignes-km de données géophysiques à haute résolution, comprenant la bathymétrie, l'imagerie numérique du sonar latéral et les données séismiques.

Concessions marines diamantifères namibiennes

Suite à l'étude géophysique, un traitement des données avec des logiciels sophistiqués a mené à la production de cartes du sol marin en trois dimensions. L'interprétation de Marine & Coastal a permis d'identifier 17 caractéristiques prometteuses, présentes dans huit formations géomorphologiques importantes avec potentiel diamantifère.

Les caractéristiques découvertes à des profondeurs variant de 75 à 110 mètres représentent une variété d'environnements dépositaires. Les baies, récifs et canaux d'érosion identifiés sur la concession, se sont formés à des époques où le niveau de la mer était bas et doivent avoir empêché le déplacement de sédiments vers la zone de bris des vagues. Plusieurs baies présentent les restes d'une ligne de rivage de l'ère paléogène, possiblement surmontée de plages et dunes, convenant bien à la formation de dépôts alluvionnaires. Les récifs et terrasses présentes sur le Bloc J constituent une bonne indication de la présence potentielle de dépôts diamantifères. De telles zones formaient des îles à l'époque où la mer était plus basse et, le long de la côte, on trouve souvent des graviers diamantifères dans leur périphérie. Certains de ces récifs présentent des réseaux de canaux et de cuvettes qui auraient possiblement permis aux diamants de s'accumuler vers le nord. L'étude géophysique a indiqué que l'épaisseur de la couverture de sédiments ne dépassait pas cinq mètres, facteur qui devrait grandement faciliter les travaux d'échantillonnage.

Ces résultats encourageants ont amené Afri-Can à entamer un programme d'échantillonnage de prospection en trois phases, afin de prouver la présence de diamants et d'établir des ressources minérales potentielles. La première phase d'échantillonnage commencera à la mi-novembre 2001, avec la sous-traitance d'un navire de De Beers Marine (Pty) Limited pour effectuer le travail. Il y aura 29 sites d'ancrage sur les 17 cibles de prospection. La société entend prélever un minimum de 250 échantillons sur les zones ciblées avec une moyenne de 12 échantillons par site d'ancrage.

Afri-Can poursuivra avec une deuxième phase d'échantillonnage pour effectuer un suivi, puis une troisième qui servirait à évaluer les ressources minières, dans l'éventualité où des résultats positifs seraient obtenus dans les phases initiales.

Concession Together Quando (Bloc B)

Afri-Can a signé une entente de co-entreprise avec Together Quando Mining Consortium (Pty) Ltd. lui donnant une option de gagner un intérêt total indivis de 80% sur la concession nommée Bloc B et située de 151 à 193 kilomètres au nord de Luderitz. Afri-Can est la partie contrôlante de la co-entreprise.

Le Bloc B couvre une surface de 269 kilomètres carrés, longe la côte sur 43 km et s'étend du rivage vers le large sur des distances variant entre cinq et huit kilomètres, à des profondeurs variant entre le littoral et 45 mètres. Le Bloc B est situé à 20 kilomètres au nord-est du Bloc J.


Meobbaai
Sossusvlei
Rivière Tsauchab
Bloc K
Block B
Bloc N
Woduna région ciblée
Bloc J
Bloc M
LUDERITZ
CONCESSIONS SEPTENTRIONALES
AFRI-CAN
DE BEERS (NAMDEB)
NAMCO
Ressources publiées > 3 670 000 cts
Production > 250 000 cts
DIAMOND FIELDS
Ressources publiées > 1 675 000 cts
TRANSHEX (BENCO)
N
O
E
S

CONCESSIONS MARINES DIAMANTIFÈRES NAMIBIENNES

En décembre 2000, Afri-Can a mandaté Marine & Coastal Geoscience (Pty) Ltd. d'Afrique du Sud pour effectuer une étude géophysique aérienne et marine du Bloc B. Pendant ce mois, Marine & Coastal a compilé 830 lignes-km de données géophysiques à haute résolution. L'interprétation des données bathymétriques, séismiques et sonographiques a révélé la présence de 17 caractéristiques prometteuses, présentes dans six formations géomorphologiques importantes avec potentiel diamantifère.

Suite à ces résultats encourageants, Afri-Can planifie un programme d'échantillonnage de prospection en trois phases pour évaluer le potentiel diamantifère et le développement éventuel de la concession. Les trois phases consistent en un échantillonnage initial, un échantillonnage de suivi et finalement, un échantillonnage d'évaluation pour les ressources minières.

CONCESSIONS MÉRIDIONALES

Le grand bloc de concessions méridionales d'Afri-Can que l'on appelle Namibian Gemstones, est situé à proximité de l'extrémité occidentale des riches concessions de Namdeb (co-entreprise entre De Beers et le gouvernement namibien). Les ressources inférées de diamants marins y atteignent huit millions de carats. Ce bloc représente la zone de développement à long terme pour Afri-Can et offre le potentiel de récupération de diamants le plus important.


LUDERITZ
CONCESSIONS MÉRIDIONALES
AFRI-CAN
NAMDEB (DE BEERS MARINE)
Ressources publiées > 8 million cts
Production > 600 000 cts par année
NAMCO
Ressources publiées > 3 670 000 cts
Production > 250 000 cts
DIAMOND FIELDS
RIVIÈRE ORANGE
NAMIBIAN GEMSTONES
NAMIBIE
AFRIQUE DU SUD



NAMIBIAN GEMSTONES

Afri-Can détient une participation indivise de 60% sur la concession Namibian Gemstones. En vertu de l'entente de co-entreprise signée avec Namibian Gemstone Mining Corporation (Pty) Limited, Afri-Can détient l'option d'augmenter sa participation à 80%. Afri-Can est l'opérateur de la co-entreprise.

Le bloc de concessions couvre 23 000 kilomètres carrés et son fond marin atteint des profondeurs variant de 168 mètres à plus de 500 mètres. Le bloc de concessions commence à la frontière océanique de la Namibie et de l'Afrique du Sud et s'étend vers le nord en longeant la pente continentale et l'extérieur de la plate-forme continentale. La partie sud de la concession fait face à l'embouchure de la rivière Orange, tandis que sa partie orientale est adjacente au bloc de concessions de Namdeb exploitées par De Beers Marine, qui y a extrait plus de 600 000 carats au cours de l'année 2000.

Une étude géophysique portant sur la partie orientale située dans les eaux les moins profondes a été menée en 1999 (41% de la surface totale de la concession), permettant ainsi à Afri-Can de lever quelques 6 000 lignes-km de données. L'étude a permis d'isoler de vastes zones de sédiments non-consolidés et de nombreux secteurs similaires à ceux où les diamants se concentrent ailleurs le long de la côte namibienne. Environ 20% de la zone étudiée, soit quelque 1 900 kilomètres carrés ont révélé des secteurs peuplés d'affleurements rocheux et de roches recouvertes d'une fine couche de sédiments non-consolidés. On y a découvert des preuves de l'érosion du passé, caractérisée sous la forme de paléo-chenaux, d'anciennes terrasses et de cuvettes. De telles formations géologiques ont la réputation de contenir des diamants ailleurs le long de la côte.

Suite à ces résultats, la direction planifie un programme d'échantillonnage par excavation sur le secteur cible de 1 900 kilomètres carrés. Cet échantillonnage permettra l'identification de matériaux terrigènes susceptibles d'être associés avec des dépôts diamantifères. Suite à ce programme, un levé géophysique de définition sera effectué sur les zones prioritaires en vue d'évaluer la grandeur de ressources potentielles.

Commentaires et analyse de la direction sur la situation financière

Afri-Can est une société d'exploration et de développement minier, se spécialisant dans l'acquisition et le développement d'importantes concessions marines diamantifères. La mission d'entreprise d'Afri-Can consiste à découvrir et à développer des ressources diamantifères marines de premier ordre.

Les actifs principaux d'Afri-Can consistent en une série d'ententes de co-entreprises et d'options avec différents groupes namibiens, lui donnant le contrôle sur 28 concessions marines couvrant 26 500 kilomètres carrés. L'intérêt combiné d'Afri-Can représente ainsi la plus importante surface de concessions au large des côtes de la Namibie.

Les commentaires relatifs aux résultats d'exploitation et à la situation financière de la Société devraient être lus conjointement avec les états financiers consolidés et les notes afférentes qui accompagnent le présent rapport annuel. Ces informations financières ont été préparées selon les principes comptables généralement reconnus au Canada. Dans cette section, à moins d'indication contraire, les références à des montants en dollars correspondent à des dollars canadiens.

Résultats d'exploitation

Pour l'exercice financier terminé le 31 août 2001, la Société a effectué une perte nette de 3 185 550 $ (0,06 $ par action) comparativement à une perte nette de 424 503 $ (0,01 $ par action) en 2000. En 2001, Afri-Can a effectué une perte non récurrente de 2 579 782 $ (0,05 $ par action) provenant de la radiation de l'investissement de la Société dans la concession Kade située au Ghana.

Les frais généraux et d'administration ont atteint 659 998 $ en 2001 comparativement à 590 173 $ en 2000. Des mesures de contrôle des coûts ont permis à la Société de réduire ses honoraires, salaires et avantages sociaux versés de 27% (213 651 $ en 2001 versus 293 124 $ en 2000) et de réduire les frais d'information aux actionnaires, de registrariat et de relations publiques de 7% (133 720 $ en 2001 versus 143 361 $ en 2000). Les frais de bureau, l'amortissement des immobilisations, les intérêts et les frais bancaires ont augmenté de 19% d'une année à l'autre (120 479 $ en 2001 versus 100 817 $ en 2000), conséquemment à l'augmentation des activités mondiales de la Société. En dernier lieu, les dépenses de voyage corporatives ont augmenté de 263% d'une année à l'autre (192 148 $ en 2001 versus 52 871 $ en 2000), suite à l'implication de la haute direction dans la planification et la supervision des études géophysiques en Namibie et dans le financement par placements privés à l'échelle internationale. Ces activités ont nécessairement eu un impact sur les frais de voyages.

Une politique d'Afri-Can consiste à réviser la valeur comptable de ses propriétés minières et de ses frais d'exploration et de développement reportés au quatrième trimestre de chaque année. Cette année, la Société a déterminé qu'aucune révision dans la valeur de ses actifs namibiens n'était nécessaire. Afri-Can a toutefois procédé à la radiation des coûts d'acquisition de 504 392 $ et de la valeur comptable des frais d'exploration et de développement reportés de 2 075 390 $ relatifs à la concession Kade au Ghana. Cette concession de 49 kilomètres carrés située dans la partie est du Ghana, n'a pas été soumise à de nouveaux travaux d'exploration depuis 1996.

Propriétés minières

En 2001, la Société a investi 125 061 $ pour développer son portefeuille de concessions marines en Namibie, une activité d'investissement parfaitement conforme à sa mission d'entreprise qui consiste à découvrir et à développer des ressources diamantifères de calibre international et à contrôler la plus importante surface de licences d'exploration dans les eaux territoriales namibiennes.

Au 31 août 2001, les propriétés minières sont évaluées à 5 856 026 $ (6 234 817 $ au 31 août 2000). Les actifs principaux de la Société comprennent son intérêt de 60% dans la co-entreprise sur la concession Namibian Gemstones (évalué à 5 235 181 $ au 31 août 2001); son intérêt de 30% dans la co-entreprise sur la concession Woduna (Bloc J) (évalué à 372 408 $ au 31 août 2001); son intérêt de 30% dans la co-entreprise sur la concession Together Quando (Bloc B) (évalué à 160 705 $ au 31 août 2001); et son intérêt de 30% dans la co-entreprise sur la concession Karas (Bloc N) (évalué à 57 080 $ au 31 août 2001).



COMMENTAIRES ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

Programmes d'exploration et de développement

En 2001, Afri-Can a investi 1 104 265 $ dans des travaux d'exploration, de développement et d'entretien, lui permettant de parfaire la connaissance géologique de ses concessions marines en Namibie. L'ensemble des efforts de l'année a permis de couronner de succès l'étude géophysique de définition sur les Blocs B et J où de nombreuses zones de prospection pour des trappes diamantifères ont été identifiées.

Ces fonds ont été investis de la façon suivante : 225 694 $ sur la co-entreprise pour la concession Namibian Gemstones, portant le total de la valeur comptable et des frais de développement et d'exploration reportés à 2 473 708 $ au 31 août 2001; 364 073 $ sur la co-entreprise pour la concession Woduna (Bloc J) portant le total de la valeur comptable et des frais de développement et d'exploration reportés à 626 503 $ au 31 août 2001; 342 857 $ sur la co-entreprise pour la concession Together Quando (Bloc B) portant le total de la valeur comptable et des frais de développement et d'exploration reportés à 361 127 $ au 31 août 2001; et 80 970 $ sur les coûts de maintien des autres co-entreprises namibiennes, portant le total de la valeur comptable et des frais de développement et d'exploration reportés à 127 928 $ au 31 août 2001.

Situation financière et de trésorerie

Le nombre d'actions en circulation est passé de 42 922 900 (évaluées à 21 224 971 $) au début de l'exercice 2001 à 55 422 902 (évaluées à 23 941 861 $), ce qui représente un financement net en actions de 2 716 890 $ pendant l'exercice. Des placements privés ont justifié l'émission de 11 574 287 actions en contrepartie de 2 568 520 $; 120 000 actions ont été émises afin d'augmenter le contrôle sur des propriétés; 805 715 actions ont été émises contre un billet à ordre convertible au montant de 282 000 $. Au 31 août 2001, la Société détient une encaisse de 678 429 $.

Facteurs de risque

Toutes les propriétés minières où la Société détient des ententes de co-entreprise n'en sont qu'au stade d'exploration et n'ont pas fait preuve de la présence de gisements économiques de minéraux. L'exploration et le développement miniers marins sont des activités qui comportent un degré de risque élevé. La réalisation éventuelle de profits à long terme par la Société sera en partie liée aux coûts et aux succès des programmes d'exploration et de mise en valeur subséquents, lesquels pourront également être influencés par différents facteurs. Parmi ces facteurs, il faut considérer les attributs des gisements miniers éventuels, soit la qualité et la quantité des ressources, ainsi que les coûts de développement d'une infrastructure de production, les coûts de financements, le prix de marché des diamants bruts et la nature compétitive de l'industrie. L'effet ultime de ces facteurs ne peut être prédit avec précision, mais la combinaison d'un ou de plusieurs de ceux-ci pourrait nuire à la capacité de la Société de produire un bénéfice satisfaisant sur le capital investi.

Des investissements importants sont nécessaires pour mener à terme les programmes d'exploration et d'établissement de réserves. En l'abscence de flux de trésorerie générés par une exploitation minière, la Société dépend des marchés boursiers pour financer ses activités d'exploration et d'évaluation de ressources. Les conditions du marché et d'autres facteurs indéterminés pourraient empêcher la Société de recevoir les fonds requis pour son développement.

Perspectives pour l'avenir

La Société compte pouvoir poursuivre l'exploration et l'étude de ses propriétés, en fonction de la disponibilité de capitaux sous des conditions qui lui seront acceptables et en fonction de résultats d'exploration et de faisabilité favorables à de telles activités. La Société entend se financer par des fonds existants ou par émission d'actions ou de titres connexes. Compte tenu de ses succès précédents à obtenir des financements durant des périodes difficiles du marché, la Société est d'avis qu'elle pourra financer ses activités au moyen de capitaux propres. Il ne peut toutefois y avoir aucune garantie que de tels financements futurs demeureront possibles.

Bernard J. Tourillon, MBA
Vice-président exécutif et chef des services financiers

INFORMATIONS CORPORATIVES

MEMBRES DE LA DIRECTION ET ADMINISTRATEURS

Chris I. von Christierson †
Administrateur et président du conseil d'administration

Pierre Léveillé †
Administrateur, président et chef de la direction

Bernard J. Tourillon
Administrateur, vice-président exécutif et chef des services financiers

Euan A. Worthington
Vice-président, développement corporatif

Marcel Drapeau *
Administrateur et secrétaire corporatif

Kim Lord
Directeur de l'exploration

Anthony H. Bloom
Administrateur

Kim Hatfield †
Administrateur

Michael Nicolai *
Administrateur

Hugh R. Snyder *†
Administrateur

CONSEILLERS TECHNIQUES

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

* Membres du comité de vérification et de rémunération
† Membres du comité technique du conseil d'administration

Siège social
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Sans frais : 888-666-3431
Courriel : info@afri-canmarine.com
Site Web : www.afri-canmarine.com



Bureau — Canada
4444, rue Ste-Catherine ouest, bureau 201
Westmount, Québec, Canada H3Z 1R2
Téléphone : 514-846-2133
Télécopieur : 514-846-1435

Bureau — Namibie
Boîte postale 22978
Windhoek, Namibie
Téléphone : 246-61-263-951
Télécopieur : 246-61-263-951
Courriel : noragem@iafrica.com.na

Avocats
Lavery de Billy
Montréal, Qc, Canada

Agents de transferts
Computershare
Montréal, Qc, Canada

Vérificateurs — Canada
KPMG
Montréal, Qc, Canada

Vérificateurs — Namibie
KPMG Namibie
Windhoek, Namibie

Banque — Canada
HSBC (Canada)
Montréal, Qc, Canada

Banque — Namibie
First National Bank Namibia
Windhoek, Namibie

Symbole : AFA
Bourse : CDNX
Actions émises : 56 228 706
Pleinement diluées : 70 107 264
Numéro d'exemption SEC USA 12g3-2(b) : 82-3329

Rapport des vérificateurs

Nous avons vérifié le bilan consolidé de Afri-Can, société de minéraux marins au 31 août 2001 et les états consolidés des frais reportés, des résultats et du déficit et des flux de trésorerie de l'exercice terminé à cette date. La responsabilité de ces états financiers incombe à la direction de la société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur notre vérification.

Notre vérification a été effectuée conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société au 31 août 2001 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé à cette date selon les principes comptables généralement reconnus du Canada.

Les chiffres correspondants de 2000 ont été vérifiés par un autre cabinet d'experts-comptables.

KPMG

KPMG s.r.l.
Comptables agréés

Le 12 octobre 2001

BILANS CONSOLIDÉS

31 août 2001, avec chiffres correspondants de 2000	2001	2000
	$	$
ACTIF		
ACTIF À COURT TERME		
Espèces et quasi-espèces	480 277	161 267
Placements temporaires	198 152	-
Débiteurs	56 430	20 646
Frais payés d'avance	13 162	1 415
	748 021	183 328
IMMOBILISATIONS (note 2)	51 713	41 837
PROPRIÉTÉS MINIÈRES (note 3)	5 856 026	6 234 817
FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (note 4)	3 589 266	4 560 391
	10 245 026	**11 020 373**
PASSIF ET AVOIR DES ACTIONNAIRES		
PASSIF À COURT TERME		
Comptes et charges à payer	124 050	190 032
MONTANT DÛ AUX ADMINISTRATEURS	50 630	9 335
AVOIR DES ACTIONNAIRES		
Capital-actions (note 5)	23 941 861	21 224 971
Bons de souscription (note 5)	200 000	200 000
Billets à ordre (note 6)	564 000	846 000
Déficit	(14 635 515)	(11 449 965)
	10 070 346	10 821 006
Événements postérieurs à la date du bilan (note 12)		
	10 245 026	**11 020 373**

Se reporter aux notes afférentes aux états financiers consolidés

Au nom du conseil,

Bernard Tourillon, Administrateur

Marcel Drapeau, Administrateur

ÉTAT CONSOLIDÉ DES FRAIS REPORTÉS

Exercice terminé le 31 août 2001, avec chiffres correspondants de 2000	2001	2000
	$	$
FRAIS D'EXPLORATION :		
Gestion de projet et frais de consultants	394 187	253 985
Frais directs d'exploration géologique	463 839	292 745
Frais de voyage	61 647	93 650
Frais de bureau et d'administration	184 592	91 513
	1 104 265	731 893
AUTRES		
Radiation de frais d'exploration reportés	(2 075 390)	-
(DIMINUTION) AUGMENTATION DES FRAIS REPORTÉS	(971 125)	731 893
SOLDE AU DÉBUT DE L'EXERCICE	4 560 391	3 828 498
SOLDE À LA FIN DE L'EXERCICE	**3 589 266**	**4 560 391**

Se reporter aux notes afférentes aux états financiers consolidés

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Exercice terminé le 31 août 2001, avec chiffres correspondants de 2000	2001	2000
	$	$
FRAIS GÉNÉRAUX ET D'ADMINISTRATION :		
Dépenses de voyages	192 149	52 871
Honoraires	126 126	149 269
Salaires et avantages sociaux	87 526	143 855
Frais de bureau	86 669	81 830
Information aux actionnaires et frais de registrariat	74 906	60 890
Relations publiques	58 814	82 471
Intérêts et frais bancaires	22 660	9 470
Amortissement des immobilisations	11 148	9 517
	659 998	590 173
AUTRES :		
Radiation de frais d'exploration et de développement reportés	2 075 390	-
Radiation de propriétés minières	504 392	-
Perte (Gain) sur change	14 076	(73 457)
Revenus d'intérêts	(12 906)	(22 840)
Gain sur règlement de dettes	-	(31 688)
Gain sur règlement de dettes aux administrateurs	-	(41 377)
Autres (revenus) dépenses	(55 400)	3 692
	2 525 552	(165 670)
PERTE NETTE	3 185 550	424 503
DÉFICIT AU DÉBUT DE L'EXERCICE	11 449 965	11 441 150
GAIN SUR RÈGLEMENT D'EMPRUNT (Note 6)	-	(415 688)
DÉFICIT À LA FIN DE L'EXERCICE	14 635 515	11 449 965
PERTE NETTE PAR ACTION	(0,06)	(0,01)

Se reporter aux notes afférentes aux états financiers consolidés

ÉTAT CONSOLIDÉ DES FLUX DE TRÉSORERIE

Exercice terminé le 31 août 2001, avec chiffres correspondants de 2000	**2001**	**2000**
	$	$
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION :		
Perte nette	(3 185 550)	(424 503)
Ajustements pour :		
Amortissement des immobilisations	11 148	9 517
Radiation de propriétés minières	504 392	-
Radiation de frais d'exploration et de développement reportés	2 075 390	-
Gain sur règlement de dettes aux administrateurs	-	(41 377)
	(594 620)	(456 363)
Variation nette des éléments hors caisse du fonds de roulement	(156 401)	746 583
	(751 021)	290 220
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT		
Montant dû aux administrateurs	(6 588)	(180 660)
Remboursement d'emprunt	-	(630 000)
Émission de capital-actions	2 337 890	2 448 683
Vente de bons de souscription	-	200 000
	2 331 302	1 838 023
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT		
Acquisition de placements temporaires	(198 152)	-
Acquisition d'immobilisations	(21 024)	(17 396)
Acquisition de propriétés minières	(70 601)	(1 192 218)
Frais d'exploration et de développement reportés	(971 494)	(731 893)
	(1 261 271)	(1 941 507)
AUGMENTATION NETTE DES ESPÈCES ET QUASI-ESPÈCES	319 010	186 736
ESPÈCES ET QUASI-ESPÈCES AU DÉBUT DE L'EXERCICE	161 267	(25 469)
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	480 277	161 267

Se reporter aux notes afférentes aux états financiers consolidés

PROFIL CORPORATIF

Afri-Can, Société de Minéraux Marins ("Afri-Can") est une société canadienne d'exploration et de développement diamantifère, dont les activités se concentrent principalement au large des côtes de la Namibie, pays où les ressources de diamants-gemmes offrent la plus grande valeur. La société est un des plus grands détenteurs de concessions de la région, avec des participations dans 28 licences d'exploration, couvrant 26 500 kilomètres carrés. Ses concessions sont situées à la fois en eau profonde, à proximité de l'embouchure de la rivière Orange et en eau peu profonde, au nord de Luderitz. L'objectif premier de la société est de développer et d'exploiter une ressource de classe mondiale.



Navire *mv* Douglas Bay
Photo courtoisie de De Beers Marine (Pty) Limited

Couvert avant : **Diamants marins namibiens**
Photo courtoisie de De Beers Marine (Pty) Limited

Afri-Can, Société de Minéraux Marins

RAPPORT ANNUEL



2001